SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                   Sicor Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                  825 846 10 8
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                      (CUSIP Number of Class of Securities)


                                   Uzi Karniel
                     Teva Pharmaceutical Industries Limited
                          5 Basel Street, P.O. Box 3190
                               Petach Tikva 49131
                                     Israel
                               011-972-3-926-7267
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Jeffrey S. Hochman, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                October 31, 2003
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                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: |_|

                                  SCHEDULE 13D

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CUSIP No. 825 846 10 8                                        Page 2 of 12 Pages
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    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Teva Pharmaceutical Industries Limited
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            OO
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Israel
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    22,373,114  (See Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            22,373,114  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18.7 (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Sicor Common Stock"), of Sicor Inc., a Delaware corporation ("Sicor"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1933, as amended (the "Exchange Act"). The principal executive offices of Sicor are located at 19 Hughes, Irvine, California 92618.

Item 2. Identity and Background.

     This statement is filed on behalf of Teva Pharmaceutical Industries Limited, an Israeli corporation ("Teva"). The address of the principal business and principal office of Teva is 5 Basel Street, P.O. Box 3190, Petach Tikva 49131, Israel. The principal business of Teva is developing, manufacturing and marketing generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

     The names, residence or business address, citizenships and present principal occupations or employment of the executive officers and directors of Teva are set forth in Annex A hereto.

     During the last five years, neither Teva nor, to the best knowledge of Teva, any person named in Annex A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Sicor, Teva and Silicon Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Teva ("Merger Sub"), have entered into an Agreement and Plan of Merger, dated as of October 31, 2003 (the "Merger Agreement"), providing for the merger of Merger Sub with and into Sicor (the "Merger"), with Sicor surviving the Merger as a wholly owned subsidiary of Teva. Pursuant to the Merger Agreement, each share of Sicor Common Stock will be exchanged in the Merger for the right to


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


receive $16.50 in cash and 0.1906 ordinary shares, par value NIS 0.10 per share, of Teva, which will trade in the United States in the form of American Depositary Shares evidenced by American Depositary Receipts, plus cash in lieu of fractional shares, subject to adjustment as provided in the Merger Agreement. It is currently expected that the cash consideration paid by Teva to the holders of Sicor Common Stock pursuant to the Merger Agreement will be financed by Teva through available working capital and other available sources of liquidity which may include bank loans.

     Concurrently with the execution and delivery of the Merger Agreement, Teva entered into a Stockholders Agreement, dated as of October 31, 2003 (the "Stockholders Agreement"), with those stockholders of Sicor listed therein (the "Sicor Stockholders"). Pursuant to the Stockholders Agreement, the Sicor Stockholders have agreed that until the termination of the Stockholders Agreement, the Sicor Stockholders will vote or cause to be voted the shares of Sicor Common Stock over which the Sicor Stockholders have voting power in favor of the approval and adoption of the Merger Agreement and the Merger (as more fully described in Item 6).

     The descriptions of the Merger Agreement and the Stockholders Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, which are incorporated by reference as Exhibits 1 and 2 hereto, respectively.

Item 4. Purpose of Transaction.

     The Sicor Stockholders agreed to enter into the Stockholders Agreement to induce Teva, Merger Sub and Sicor to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including without limitation the Merger.

     Other than pursuant to the Merger Agreement as described above, neither Teva nor, to the best knowledge of Teva, any person listed in Annex A hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Sicor, or the disposition of securities of Sicor; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Sicor


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


or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Sicor or any of its subsidiaries; (d) any change in the present Board of Directors or management of Sicor, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of Sicor; (f) any other material change in Sicor's business or corporate structure;
(g) changes in Sicor's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Sicor by any person; (h) causing a class of securities of Sicor to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of Sicor becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although the Teva reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a) and (b). As of October 31, 2003, 22,373,114 shares of Sicor Common Stock, including 437,406 shares subject to warrants or options that are exercisable within 60 days of October 31, 2003, were subject to the Stockholders Agreement, the "Stockholders Agreement Shares"). The Stockholders Agreement Shares represent approximately 18.7% of the issued and outstanding shares of Sicor Common Stock as of October 31, 2003, as represented by Sicor in the Merger Agreement. By virtue of the Stockholders Agreement, Teva may be deemed to share with the Sicor Stockholders the power to vote or direct the voting of the Stockholders Agreement Shares. However, Teva is not entitled to any other rights as a stockholder of Sicor as to the Stockholders Agreement Shares, and does not have any right to dispose or direct the disposition of the Stockholders Agreement Shares, except for the restrictions described in Item 6.

     Pursuant to Rule 13d-4 under the Exchange Act, Teva hereby states that this
Schedule 13D shall not be deemed an admission that Teva is, for the purposes of
Section 13(d) of the Exchange Act, the beneficial owner of any equity securities of Sicor, and Teva expressly disclaims beneficial ownership of the Stockholders Agreement Shares.


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


     To the best knowledge of Teva, no shares of Sicor Common Stock are beneficially owned by any of the persons named in Annex A.

(c). Neither Teva, nor, to the best knowledge of Teva, any person named in Annex A, has effected any transaction in Sicor Common Stock during the past 60 days.

(d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the Stockholders Agreement, and subject to the terms and conditions contained therein, each Sicor Stockholder has agreed that prior to the termination of the Stockholders Agreement, at any meeting of the stockholders of Sicor called to vote upon the Merger Agreement, the Merger or any other transactions (the "Transactions") contemplated by the Stockholders Agreement and the Merger Agreement, or at any adjournment or postponement thereof, or in any other circumstances upon which a vote, consent, adoption or other approval (including by written consent solicitation) with respect to the Merger Agreement, the Merger or any other Transactions is sought, such Sicor Stockholder will vote (or cause to be voted) all of the Stockholder Agreement Shares of such Sicor Stockholder and any other Subject Shares (as defined in the Stockholders Agreement) then owned of record and beneficially by such Sicor Stockholder in favor of the adoption of the Merger Agreement and the approval of the terms thereof and of the Merger and each of the other Transactions.

     Pursuant to the Stockholders Agreement, and subject to the terms and conditions contained therein, each Sicor Stockholder has also agreed that prior to the termination of the Stockholders Agreement, at any meeting of the stockholders of the Sicor or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent, adoption or other approval is sought, such Sicor Stockholder shall vote (or cause to be voted) all of the Stockholder Agreement Shares of such Sicor Stockholder and any other Subject Shares then owned of record and beneficially by such Sicor Stockholder against, and


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


shall not consent in writing to (and shall cause not to be consented in writing to), any of the following (or any agreement to enter into, effect, facilitate or support any of the following): (i) any Acquisition Proposal (as defined in the Stockholders Agreement) or transaction or occurrence that if proposed and offered to Sicor or its stockholders (or any of them) would constitute an Acquisition Proposal or (ii) any amendment of Sicor's certificate of incorporation, Sicor's by-laws or the Sicor Stockholder Rights Plan (as defined in the Stockholders Agreement) or other proposal, action or transaction involving Sicor or any of its stockholders, which amendment or other proposal, action or transaction would reasonably be expected to prevent or materially impede or delay the consummation of the Merger or the other Transactions or change in any manner the voting rights of the Sicor Common Stock.

     Furthermore, except as provided for in the Stockholders Agreement, each Sicor Stockholder, pursuant to the Stockholders Agreement, and subject to the terms and conditions contained there, has irrevocably granted to and appointed certain designees of Teva such Sicor Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote all of such Sicor Stockholder's Subject Shares (owned of record) in accordance with the provisions described above.

     Also pursuant to the Stockholders Agreement, and subject to the terms and conditions contained therein, each Sicor Stockholder has agreed that until the termination of the Stockholders Agreement, except for the Stockholders Agreement, such Sicor Stockholder shall not (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer") or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, or the creation or offer of any derivative security in respect of, any Subject Shares or Share Acquisition Rights (as defined in the Stockholders Agreement), to or with any person other than pursuant to the Merger or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares or Share Acquisition Rights, and shall not commit or agree to take any of the foregoing actions.


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


     Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Sicor.

Item 7. Material to be Filed as Exhibits.

EXHIBIT   DESCRIPTION
-------   -----------

   1 Agreement and Plan of Merger, dated as of October 31, 2003, by and among Sicor, Teva and Merger Sub (incorporated by reference to Exhibit
          10.1 of Teva's Report of Foreign Private Issuer on Form 6-K filed November 5, 2003).

   2 Stockholders Agreement, dated as of October 31, 2003, between Teva and the Sicor Stockholders (incorporated by reference to Exhibit 10.2 of Teva's Report of Foreign Private Issuer on Form 6-K filed November 5,
          2003).


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


                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2003

                                        TEVA PHARMACEUTICAL INDUSTRIES LIMITED

                                        By: /s/ Dan Suesskind
                                            ------------------------------
                                        Name:  Dan Suesskind
                                        Title: Chief Financial Officer


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


                                     ANNEX A

The name, business address and present principal occupation or employment of each of the directors and executive officers of Teva as set forth below. Each person's business address is c/o Teva Pharmaceutical Industries Limited, 5 Basel Street, P.O. Box 3190, Petach Tikva 49131, Israel. Except as indicated, each person is a citizen of Israel.

                                Directors of Teva

Name                                    Principal Occupation

Eli Hurvitz                             Chairman and Director of Teva

Ruth Cheshin                            President of the Jerusalem Foundation

Abraham E. Cohen (1)                    Retired

Leslie Dan (2)                          Chairman of Novopharm Limited, a
                                        subsidiary of Teva

Amir Elstein                            Co-General Manager of Intel Electronics
                                        Ltd. Jerusalem

Prof. Meir Heth                         Professor, Law School of the College of
                                        Management

Prof. Moshe Many                        President of Ashqelon Academic College

Dr. Leora Meridor                       Chairman of the Board of Bezeq
                                        International

Dr. Max Reis                            Retired

Prof. Michael Sela                      Professor

Dov Shafir                              Director of Ofer Technologies

Prof. Gabriela Shalev                   Attorney/Professor

Harold Snyder (1)                       Retired


(1)  Citizen of the U.S.

(2)  Citizen of Canada


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


                           Executive Officers of Teva

Name                                    Title with Teva
                                        (Principal Occupation)

Israel Makov                            President and Chief Executive Officer

Haim Benjamini                          Vice President - Human Resources

William A. Fletcher (3)                 Group Vice President - North America

Chaim Hurvitz                           Group Vice President - International

Meron Mann                              Group Vice President - Europe

Eli Shohet                              Vice President - Business Development

Dan S. Suesskind                        Chief Financial Officer

Dr. Ben-Zion Weiner                     Group Vice President - Global Products

Aharon Agmon                            Vice President - International
                                        Pharmaceutical Sales

Yehuda Arad                             Vice President - Safety and Ecology

George S. Barrett (4)                   President and CEO of Teva USA

Rodney Kasan                            Vice President and Chief Technology
                                        Officer

Moshe Manor                             Vice President - Global Products
                                        Division

Michael Netz                            Vice President - Israel Pharmaceutical
                                        Sales

Christopher Pelloni (4)                 Vice President of Global Generic
                                        Research and Development

Dr. Irit Pinchasi                       Vice President of Global R&D Division


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Dr. David Reisman                       Vice President - Israel Pharmaceutical
                                        Operations

Dr. Aharon Schwartz                     Vice President - Strategic Business
                                        Planning

Jacob Winter                            Vice President - Global Pharmaceutical
                                        Operations

Aharon Yaari                            Vice President - API Division

Ron Grupel                              Internal Auditor

Uzi Karniel                             General Counsel and Company Secretary

(3)  Citizen of the U.K.

(4)  Citizen of the U.S.


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